Iusacell Announcement


    MEXICO CITY--(BUSINESS WIRE)--July 10, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL) (NYSE:CEL) ("Iusacell" or the "Company") announced today that its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") received an extension to its temporary Amendment and Waiver (the "Amendment") of certain provisions and technical defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement"). The Amendment originally expired on June 26, 2003.
    As modified, the Amendment is now scheduled to expire on August 14 2003, subject to earlier termination under certain circumstances. The Amendment contains covenants which expire on August 14, 2003 which restrict Iusacell Celular from making any loans, advances, dividends, or other payments to the Company and require a proportionate prepayment of the loan under the Credit Agreement if it makes any principal or interest payments on any of its indebtedness for borrowed money, excluding capital and operating leases. This action was obtained in cooperation with the Senior Syndicated lender group, as part of the Iusacell's debt restructuring effort and provides the Company with additional time to continue working towards the formulation of a consensual and comprehensive restructuring plan.
    This extension puts the Company out of the default status under the Credit Agreement, however, if the Amendment is not further extended, upon its expiration, Iusacell Celular would be in default of a financial ratio covenant under the Credit Agreement, which would constitute an Event of Default (as defined in the Credit Agreement) as if the Amendment had never become effective.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.


    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Investor Contacts:
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx